FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 9th, 2023

1.       DATE, TIME AND PLACE: August 9th, 2023, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann

4.       AGENDA: Analysis and deliberation on the Shareholders´ Agreement.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations

5.1 Analysis and deliberation on the Shareholders´ Agreement: in the context of the distribution of stocks of the now controlled company Almacenes Éxito, considering that the Company will maintain a stake of approximately 13% in Éxito and Casino Guichard Perrachon, the

Company’s controlling shareholder (“Casino”), will retain a corporate stake in Éxito of approximately 34%, it was presented to the Board of Directors a shareholders’ agreement providing for governance provisions, aiming at the continuity of the Casino group’s control over Éxito, as well as certain principles and procedures aiming to coordinate and optimize any future disposal of the respective stakes in Éxito, whose main terms and conditions are summarized below:

•       with respect to corporate governance: (i) for any renewal or replacement of members of the Board of Directors, the Company agrees to vote in favor of the candidate(s) nominated by Casino (nomination that will be made after consultation with the Company); (ii) for other Board of Directors or shareholder matters, the Company agrees to align its vote (and make reasonable efforts to have the directors nominated by the Company to align their votes, as applicable) with the vote of Casino (or the directors nominated by Casino, as applicable), whose position shall be determined after consultation with the Company; and (iii) for any vote relating to (a) the appointment of Éxito’s Chief Financial Officer, and (b) any decision on dividends that differs significantly from past practices, the Casino Group’s position will be determined by Casino and the Company, jointly, with escalation to the respective Chief Executive Officer in the event of disagreement; and

•       the Shareholders' Agreement contains the following customary clauses with respect to transfer of shares: (i) drag-along rights on behalf of Casino over the Company’s stake triggered by an offer by a third party for Casino’s entire stake in Éxito; (ii) proportional tag-along rights on behalf of the Company in the event of an offer by a third party for all or part of Casino’s stake in Éxito; and (iii) right of first refusal on behalf of Casino in the event of a decision by the Company to sell all or part of its Éxito securities, the exercise of which is conditioned upon the price not being lower than the weighted average of the market price of Éxito securities over the previous ten (10) trading days and being paid exclusively in cash.

Finally, after the explanations, and based on the recommendation of the Corporate Governance Committee, Messrs. Members of the Board of Directors resolved, by unanimous vote and without any reservations, to approve the Shareholders' Agreement, authorizing the Company's Management to take all the necessary measures to formalize the document.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, August 9th, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.